UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number 001-41998

Tungray Technologies Inc

(Translation of registrant’s name into English)

#02-01, 31 Mandai Estate,

Innovation Place Tower 4,

Singapore 729933

Tel: +65 6636 9820

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F x                       Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Resignation of the Chairman, Director and Chief Executive Officer

On September 14, 2026, Mr. Wanjun Yao tendered to Tungray Technologies Inc (the “Company”) his resignation as Chief Executive Officer, Director and Chairman of the Board of Directors the Company (the “Board”), effective as of the same date.

Mr. Yao’s resignation was due to personal reasons, and not as a result of any disagreement between Mr. Yao and the Company on any matter relating to the Company’s operations, policies or practices.

Appointment of Interim Chief Executive Officer

On September 15, 2026, the Board appointed Ms. Liling Du as Interim Chief Executive Officer, which was accepted by Ms. Du, effective as of September 18, 2026.

The biographical information of Ms. Liling Du is set forth below.

Since June 2000, Ms. Liling Du has served as Deputy General Manager, Finance & Administration of Tungray Singapore Pte Ltd and Tung Resource Pte Ltd, subsidiaries of the Company, where she is responsible for the companies' finance and accounting functions, human resources matters and overall administrative management. Ms. Du received a bachelor's degree in Grain Machinery Engineering from Zhengzhou Institute of Grain Studies in 1988.

Ms. Du does not have a family relationship with any director or executive officer of the Company as defined in Item 401 of Regulation S-K, other than being the spouse of Mr. Wanjun Yao, the Company's former Chief Executive Officer, Director and Chairman.

A copy of the offer letter of Ms. Du is attached hereto as Exhibit 10.1.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tungray Technologies Inc

Date: September 18, 2026	By:	/s/Liling Du
Liling Du Interim Chief Executive Officer

Exhibit No.	Description

10.1	Form of Offer Letter to Ms. Liling Du